Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of MediciNova, Inc. for the registration of $100,000,000 of common stock, preferred stock, warrants to purchase common stock, preferred stock or debt securities, rights to purchase common stock, preferred stock or debt securities or debt securities and to the incorporation by reference therein of our report dated March 27, 2009, with respect to the consolidated financial statements of MediciNova, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 13, 2009